February 4, 2013	News Release 13-06

SILVER STANDARD TO ANNOUNCE FOURTH QUARTER AND YEAR-END
2012 CONSOLIDATED FINANCIAL RESULTS FEBRUARY 28, 2013

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) announces the dates for the fourth quarter and year-end 2012 consolidated financial results release and conference call. Investors, media and the public are invited to listen to the conference call. Details are provided below:

  News release containing fourth quarter and year-end 2012 consolidated financial results: Thursday, February 28, 2013, after markets close.

  Conference call and webcast: Friday, March 1, 2013, at 11:00 a.m. EST.

Toll-free in North America:	(888) 429-4600
All other callers:	(970) 315-0481
Webcast:	http://ir.silverstandard.com/events.cfm
  The conference call will be archived and available at www.silverstandard.com. Audio replay will be available for one week by calling:
Toll-free in North America:	(855) 859-2056, replay conference ID 91329431
All other callers:	(404) 537-3406, replay conference ID 91329431

SOURCE: Silver Standard Resources Inc.

Contact:
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: (888) 338-0046
All others: (604) 484-8216
E-mail: invest@silverstandard.com

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